UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

SCHEDULE 14F-1
_____________________

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

CYBER INFORMATIX, INC.
(Exact name of registrant as specified in its corporate charter)

333-154610
(Commission File No.)

Nevada	22-3968194
(State of Incorporation)	(IRS Employer Identification No.)

Suites 3701-4, 37/F
Tower 6, The Gateway, Habour City,
Tsim Sha Tsui, Kowloon,
Hong Kong
(Address of principal executive offices)

(852) 3719-9999
(Registrant's telephone number)

___________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
___________________________________________________________________________

CYBER INFORMATIX, INC.
Suites 3701-4, 37/F
Tower 6, The Gateway, Habour City,
Tsim Sha Tsui, Kowloon,
Hong Kong
INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about October 14, 2011 to the holders of record at the close of business on September 30, 2011 (the “Record Date”) of the common stock, par value $0.001 per share (the “Common Stock”), of Cyber Informatix, Inc, a Nevada corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by a share exchange agreement, dated September 30, 2011, among the Company, Goldenway Precious Metals Limited, a Hong Kong company (“Goldenway Precious Metals”) and its shareholder, Goldenway Investments Holdings Limited (the “Exchange Agreement”). The transactions contemplated by the Exchange Agreement were consummated on September 30, 2011 (the “Closing Date”). Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to Cyber Informatix, Inc.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

A copy of the Exchange Agreement has been filed with the Securities and Exchange Commission (“SEC”) as Exhibit 2.1 to a current report on Form 8-K that was filed on October 6, 2011.

On the Record Date, 30,430,596 shares of Common Stock were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S
STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On the Closing Date, we entered into Exchange Agreement, pursuant to which we acquired 100% of the issued and outstanding shares of the capital stock of Goldenway Precious Metals, in exchange for 24,587,299 shares of our common stock, par value $0.001, which constituted 80.80% of our issued and outstanding capital stock on a fully-diluted basis after the consummation of the transactions contemplated by the Exchange Agreement. After the Closing Date, Goldenway Precious Metals became our subsidiary and the former shareholder of Goldenway Precious Metals became our controlling stockholder.

On the Closing Date, Terry G. Bowering, our sole director and officer, submitted a resignation letter pursuant to which he resigned from all offices that he held effective immediately, and from his position as a director, effective on the tenth day following our mailing of an Information Statement complying with the requirements of Section 14f-1 of the Exchange Act, to our stockholders (the “Effective Date”). On the same date, our board of directors increased its size from one to six members and appointed Ricky Wai Lam Lai, to serve as a Director, effective immediately, and each of Jian Qin Huang, Tak Wah Tam, Chi Man Lo, Yousuf Rashed Al Marshoudi, and Sultan Mohamed R. Alshara to serve as our directors, effective upon the Effective Date. In addition, our board of directors appointed Hao Tang, to serve as our Chief Executive Officer, and Yue Yuen Chan to serve as our Chief Financial Officer effective immediately at the closing of the acquisition.

To the best of our knowledge, except as set forth in this Information Statement, the incoming directors are not currently directors of the Company, do not hold any position with the Company nor have been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock immediately before and after the closing of the transactions contemplated by the Exchange Agreement by (i) each person who is known by us to beneficially own more than 5% of our Common Stock; (ii) each of our current officers and directors; and (iii) all of our current officers and directors as a group.

Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, Flat/RM 1209 Block 1, 33 Canton Road, Tsim Sha Tsui, Hong Kong.

Name and Address of Beneficial Owner	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Officers and Directors
Hao Tang	Chief Executive Officer	Common stock,	0	0
		$0.001 par value
Yue Yuen Chan	Chief Financial Officer	Common stock,	0	0
		$0.001 par value
Jian Qin Huang +	Director	Common stock,	0	0
		$0.001 par value
Ricky, Wai Lam Lai	Director	Common stock,	0	0
		$0.001 par value
Tak Wah Tam +	Director	Common stock,	0	0
		$0.001 par value
Chi Man Lo+	Director	Common stock,	0	0
		$0.001 par value
Yousuf Rashed Al	Director	Common stock,	0	0
Marshoudi +		$0.001 par value
Sultan Mohamed R.	Director	Common stock,	0	0
Alshara+		$0.001 par value
5% Security Holders
Goldenway Investments	--	Common stock,	24,587,299	80.80%
Holdings Limited (2)		$0.001 par value

+ Will become a director on the 10th day following our mailing of this Information Statement to our stockholders.

(1)

Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our common stock.

(2)	SMP Trustees (NZ) Limited is the beneficial owner of Goldenway Investments Holdings Limited.

Changes in Control

We do not currently have any arrangements which if consummated may result in a change of control of our Company.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Exchange Agreement, our sole officer and director was Terry G. Bowering. On the Closing Date, submitted a resignation letter pursuant to which he resigned from all offices that he held effective immediately, and from his position as a director, effective on the Effective Date. On the Closing Date, our board of directors increased its size from one to six members and appointed Ricky Wai Lam Lai, to serve as a Director, effective immediately, and each of Jian Qin Huang, Tak Wah Tam, Chi Man Lo, Yousuf Rashed Al Marshoudi, and Sultan Mohamed R. Alshara to serve as our directors, effective upon the Effective Date. In addition, our board of directors appointed Hao Tang, to serve as our Chief Executive Officer, and Yue Yuen Chan to serve as our Chief Financial Officer effective immediately at the closing of the acquisition.

Directors and Executive Officers

The following sets forth information about our directors and executive officers as of the date of this report:

Name	Age	Position
Hao Tang	40	Chief Executive Officer
Yue Yuen Chan	36	Chief Financial Officer
Jian Qin Huang*	48	Director
Yuen Cheung*	37	Director
Ricky, Wai Lam Lai*	48	Director
Tak Wah Tam*	45	Director
Chi Man Lo*	49	Director
Yousuf Rashed Al Marshoudi*	31	Director
Sultan Mohamed R. Alshara*	34	Director

* Will become a director on the 10th day following our mailing of the Information Statement to our stockholders.

Mr. Hao Tang, Mr. Hao Tang has been our Chief Executive Officer since September 30, 2011. He is also the Chief Executive Officer of Goldenway Investments since April 2009. Prior to this employment with the Company, he was Director of Marketing at Cyberlink Pacific Limited from January 2005 until January 2008, Cyberlink Pacific Limited is an information technology company specialized in Voice-Over-IP and electronic commerce solution. From March 2001 until September 2004, Mr. Tang served as Branch Manager for the China Netcom Group Corporation in Shenzhen. Mr. Tang obtained his Bachelor degree in Computer Science at the Xiamen University in Xiaman, People’s Republic of China.

Mr. Yue Yuen Chan, Mr. Yue Yuen Chan has been our Chief Financial Officer since September 30, 2011. Prior to this employment he served as Group Finance Director for ASA Holding Limited, responsible for the full service of financial services from the period of December 2009 until June 2011. From August 2007 until November 2009, Mr. Chan was the head of group Finance and Risk for Sunshine Partners Financial Holdings Limited, a Hong Kong Listed Company. Mr. Chan obtained his Master degree in Practicing Accounting at the Monash University in 2000. Mr. Chan is an International Affiliate of the Hong Kong Institute of Certified Public Accountants. He is also a member of the Taxation Institute of Hong Kong and Certified Tax Adviser.

Mr. Jian Qin Huang, Mr. Jian Qin Huang was appointed to serve as our Director, effective as of 10th day following the mailing of the Information Statement, and has served as a Director of Goldenway Precious Metals since February 2011. Prior to this, he served as a consultant at Citistar Financial from 2002 until 2011. From 1983 until 1989, he was the operation Controller for Guangzhou Huang pu Power Station. Mr. Huang holds a degree in Electrical Engineering and it Automation from Hon Hai University.

Mr. Yuen Cheung. Mr. Yuen Cheung was appointed to serve as our Director, effective as of 10th day following the mailing of the Information Statement, and has served as a Director of Goldenway Precious Metals since June 2009. Prior to this employment with the company, he was an Associate with JF asset Management Limited in Hong Kong. From February 2004 until April 2006, Mr Cheung was employed with Hutchison Global Communications Limited as Senior Marketing Executive, analyzing and develop customer segmentation strategy by customer’s profitability. From March 2000 until February 2004, he held various product marketing positions within different companies. Mr Cheung holds a Master in Science degree in Marketing from the Chinese University of Hong Kong and a bachelor’s degree in Business Management and Finance from the Brooklyn College, City University of New York.

Mr. Ricky, Wai Lam Lai, Mr. Ricky, Wai Lam Lai was appointed to serve as our Director, effective immediately, and has served as a Director of Goldenway Precious Metals since December 2009. Prior to this, he was responsible for the setup and management of stock brokerage operations for Grand Capital Asia Ltd in February 2008. From July 2006 until February 2008, he was Director of the Wealth management Department for Prudential Brokerage. From 1986 until 2006, Mr. Lai, held various stock broking and securities trading position with various Companies. Mr. Lai obtained his Master of Science in Accounting and Finance from London School of Economics & Political Science in 1990. He also holds a Bachelor degree in Social Sciences from the University of Hong Kong. Since 2003, Mr. Lai is a Chartered International Investment Analyst.

Mr. Tak Wah Tam, Mr. Tak Wah Tam will become a member of our board of directors on the 10th day following our mailing of the Information Statement to our stockholders. He is a fellow member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants of the United Kingdom. Mr. Tam has over 20 years of experience in accounting, corporate finance and corporate development. From September 2009, Mr Tam is an executive director of New Smart Energy Group Limited, independent non-executive director of Siberian Mining Group Company Limited and Tech Pro Technology Development Limited, all companies are listed on the Main Board of the Stock Exchange and was an independent non-executive director of National Arts Holdings Limited, a company listed on the GEM Board of the Stock Exchange during the period from November 2004 to June 2009. Prior to this, from July 2006 until August 2009, Mr Tam was the Investment Director for Wo Cheong Holding Limited, a private company engaged in direct investment and M&A in the People’s Republic of China.

Mr. Chi Man Lo, Mr. Chi Man Lo will become a member of our board of directors on the 10th day following our mailing of the Information Statement to our stockholders. Mr. Lo is a certified public accountant (practicing) in Hong Kong and was the sole proprietor of Daniel C M Lo & Co from 1991 until its 2009 merger with Akin CPA Limited where he now serves as the senior partner of the combined firm. Mr. Lo is a fellow member of the Association of Chartered Certified Accountants (1989) and the fellow member of the Hong Kong Institute of Certified Public Accountants (1989). He is also a fellow member of the Taxation Institute of Hong Kong (2010). He also holds a degree of Bachelor of Laws from the Beijing University, the peoples’ Republic of China (1997). Mr. Lo has been the Company Secretary of Vedan International (Holdings) Limited (#2317), a company listed on the Main Board in Hong Kong since 2003.

Mr. Yousuf Rashed Al Marshoudi, Mr. Yousuf Rashed Al Marshoudi will become a member of our board of directors on the 10th day following our mailing of the Information Statement to our stockholders. Since September 2009, Mr. Al Marshoudi is a Senior Manager of Ajman Bank in Dubai, leading and mentoring a team of staff of a complete branch of the bank. Prior this, he was a branch Manager for the Emirates Bank for the Dubai and Fujairah Branch from December 2004 until January 2009. Mr. Al Marshoudi holds Bachelor degree in Business Information Systems from Bedhordshire University in the United Kingdom.

Mr. Sultan Mohamed R. Alshara, Mr. Sultan Mohamed R. Alshara will become a member of our board of directors on the 10th day following our mailing of the Information Statement to our stockholders. He is currently a branch coordinator for the Abu Dhabi Securities Market, since January 2003. He is also a community coordinator of the Fujairah Women’s college since May 2003. Mr. Sultan Mohamed R. Alshara holds a Masters Degree in Strategic Marketing, and a Bachelors Degree in Finance and Banking from the UAE University. He has been a Certified Financial Consultant with the USA Institute of Financial Consultants since January 2005.

Family Relationships

There are no family relationships among any of our officers or directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years:

  been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

  had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

  been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

  been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

  been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

  been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

TRANSACTIONS WITH RELATED PERSONS

Summary of Transactions

The following includes a summary of transactions since the beginning of the year of 2009, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

  On September 30, 2011, we acquired Goldenway Precious Metals from its sole shareholder, Goldenway Investment, whereby we acquired 100% of the issued and outstanding capital stock of Goldenway Precious Metals, in exchange for 24,587,299 shares of our common stock, par value $0.001, which constituted 80.80% of our issued and outstanding capital stock on a fully-diluted basis as of and immediately after the consummation of transactions contemplated by the share exchange agreement.

  Gateway is a PRC-based IT services provider in which our CEO, Hao Tang, holds a 29% equity interest. During the six months ended June 30, 2011 and 2010, the Company incurred $32,105 and $nil, respectively, in IT service fees to Gateway. During the fiscal year ended December 31, 2010, the Company paid HK$5 million (approximately, $643,633) to purchase an online precious metal trading platform from Gateway which was recorded as an intangible asset, and also incurred HK$750,000 (approximately, $96,545) in IT maintenance fees to Gateway which was recorded as data processing and service fees under statements of operations and comprehensive income. As at December 31, 2010, the Company had prepaid $32,130 to Gateway for future IT services

  ICICLE Technology Limited, or ICICLE, is a PRC-based IT service provider, and was owned and controlled by Dinglong Lu, who was a senior IT manager of Goldenway Investments. Dinglong Lu sold all of his shares in ICICLE in April 2010. During the six months ended June 30, 2010, the Company paid ICICLE $475,675 for IT services. During the fiscal years ended December 31, 2010 and 2009, the Company paid ICICLE $475,604 and $455,894, respectively, for IT services and recorded the expenses as data processing and service fees under statements of operations and comprehensive income. As at December 31, 2009, the Company had $105,586 to ICICLE for future IT services and ICICLE has provided the services.

  Goldenway Investments is the former parent of Goldenway Precious Metals and is now our controlling stockholder. On January 1, 2010, Goldenway Precious Metals entered into a management fee agreement with Goldenway Investments, pursuant to which Goldenway Investments provides management services to Goldenway Precious Metals in exchange for management fees based on the actual operating cost incurred by Goldenway Investments, plus a mark-up rate on certain operational costs. The management fee is payable on an annual basis or on demand after provision of management services by the Goldenway Investments. During the six months ended June 30, 2011 and 2010, Goldenway Precious Metals incurred $4,299,786 and $900,989, respectively, in management fees under this agreement, and during the fiscal year ended December 31, 2010, Goldenway Precious Metals incurred $5,199,457 in management fees to Goldenway Investments. Goldenway Precious Metals has also loaned amounts to Goldenway Investments. As at June 30, 2011, December 31, 2010 and December 31, 2009, Goldenway Investments owes Goldenway Precious Metals $6,786,676, $13,981,565 and $4,426, respectively. The loan was incurred before Goldenway Precious Metals was acquired by the Company, and Goldenway Investments has undertaken to pay off the outstanding loan by December 31, 2011.

  Goldenway Investments (HK) Limited, or Goldenway HK, is a Hong Kong company owned and controlled by Goldenway Investments and is engaged in the brokering and trading of security and futures contracts. During the six months ended June 30, 2011 and 2010, the Company incurred $347,111 and $347,439, respectively, in consulting fees to Goldenway HK, and during the fiscal years ended December 31, 2010 and 2009, the Company incurred $695,124 and $174,162, respectively, in consulting fees to Goldenway HK, for marketing and advertising services. During 2009, the Company also borrowed $594,698 in funds from Goldenway HK, but as at December 31, 2010, all such funds had been repaid.

  On June 30, 2011, the Company declared a one-time aggregate dividend of $14,015,687, or $0.14 per share, on the 100,000,000 shares issued to Goldenway Investments, our controlling stockholder.

  Our Chief Executive Officer, Hao Tang, traded on the company’s trading platform during fiscal years 2010 and 2009 and made a profit of $5,310 and $20,444, respectively. His deposit balance in the trading account with the Company as at December 31, 2010 and 2009 was $56,857 and $70,421, respectively. The director also advanced from the Company and made full repayment. During 2009, the Company also advanced $1,023,911, which had been repaid as at December 31, 2010.
  All balances with related parties are non-interest bearing and have no fixed terms of repayments.

Except as set forth in our discussion above, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

As we increase the size of our Board of Directors, gain independent directors and establish board committees, including an audit committee, we expect to prepare and adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions.” For purposes of our policy only, a “related-person transaction” will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person will not be covered by this policy. A related person will be any executive officer, director or a holder of more than five percent of our ordinary shares, including any of their immediate family members and any entity owned or controlled by such persons.

We anticipate that, where a transaction has been identified as a related-person transaction, the policy will require management to present information regarding the proposed related-person transaction to our audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our Board of Directors) for consideration and approval or ratification. Management’s presentation will be expected to include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available.

To identify related-person transactions in advance, we are expected to rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related-person transactions, our Board of Directors will take into account the relevant available facts and circumstances including, but not limited to:

  the risks, costs and benefits to us;

  the effect on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

  the terms of the transaction;

  the availability of other sources for comparable services or products; and

  the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

We also expect that the policy will require any interested director to excuse himself or herself from deliberations and approval of the transaction in which the interested director is involved.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to us for the fiscal year ended December 31, 2010, we have determined that our directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

CORPORATE GOVERNANCE

Director Independence

Each of Messrs. Tam, Lo, Marshoudi and Alshar are independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Board Meetings and Annual Meeting

During fiscal year ended December 31, 2010, our Board of Directors did not meet. We did not hold an annual meeting in 2010.

Governance Structure and Board Committees

After the Effective Date, the Company will be governed by a Board of Directors that will consist of six members: Jian Qin Huang, Ricky Wai Lam Lai, Tak Wah Tam, Chi Man Lo, Yousuf Rashed Al Marshoudi, and Sultan Mohamed R. Alshara.

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, our new management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process. The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

The Board believes the interests of all stockholders are best served at the present time through a leadership model with a separate Board Chair and CEO. However, the Board retains authority to amend the By-Laws to combine the positions of Board Chair and CEO at any time. The current CEO and Board Chair possess an in-depth knowledge of the Company, its integrated operations, the evolving precious metals online trading industry, and the array of challenges to be faced, gained through years of combined business and finance experience. The Board believes that these experiences and other insights put them in the best position to provide broad leadership for the Company and the Board, respectively, as they consider strategy and exercise fiduciary responsibilities to stockholders, as the case may be.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Stockholder and Interested Party Communications

Our Board of Directors does not currently provide a process for stockholders or other interested parties to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for stockholder and interested party communications in the future.

EXECUTIVE COMPENSATION

Summary Compensation Table — Calendar Years Ended December 31, 2010 and 2009

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officers received total annual salary and bonus compensation in excess of $100,000.

				Stock	Option	All Other
	Fiscal	Salary	Bonus	Awards	Awards	Compensation	Total
Name and Principal Position	Year	($)	($)	($)	($)	($)	($)
Hao Tang,	2010	-	0	0	0	0	-
CEO (1)	2009	-	0	0	0	0	-
Terry G. Bowering,	2010	0	-	-	-	-	-
former CEO (2)	2009	0	-	-	-	-	-

(1)

On September 30, 2011, we acquired Goldenway Precious Metals in a transaction that was structured as a share exchange and in connection with that transaction, Mr. Tang became our Chief Executive Officer, effective immediately. Prior to the effective date of the acquisition, Mr. Tang served in the same capacity at Goldenway Precious Metals. The annual, long term and other compensation shown in this table include the amount Mr. Tang received from Goldenway Precious Metals prior to the consummation of the acquisition.

(2)

Upon closing of the acquisition of Goldenway Precious Metals on September 30, 2011, Mr. Bowering resigned from all offices he held with us effective immediately, and from his position as our director effective as of the tenth day following the mailing of the Information Statement to our stockholders.

There was no cash or non-cash compensation awarded to, earned by or paid to our named executive officers for services rendered during the years ended December 31, 2010 and 2009.

Employment Agreements

On September 30, 2011, we entered into a two -year employment agreement with Hao Tang to serve as our Chief Executive Officer. The agreement provides for an annual salary of HKD380,000 (approximately, $48,830) and is eligible to earn an annual bonus and warrants, in such amount, if any, is subject to be determined by the Board of Directors.

On September 30, 2011, we entered into a two-year employment agreement with Yue Yuen Chan to serve as our Chief Financial Officer. The agreement provides for an annual base salary of not less than HKD600,000 (approximately, $77,101) and is eligible to earn an annual bonus and warrants, in such amount, if any, is subject to be determined by the Board of Directors.

Outstanding Equity Awards at Fiscal Year End

None of our executive officers received any equity awards, including, options, restricted stock or other equity incentives during the fiscal year ended December 31, 2010.

Compensation of Directors

No member of our board of directors received any compensation for his services as a director during the 2010 fiscal year.

* * *

Pursuant to the requirements of the Securities Exchange Act of 1934, Cyber Informatix, Inc. has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 14, 2011

CYBER INFORMATIX, INC.

By: /s/ HaoTang
Hao Tang
Chief Executive Officer